EXHIBIT III
Breakdown of registered
securities held by or
for account of registrant

Amount held by or
	Amount as to which	for account of
Title of Issue	registration is effective	Registrant

5.00% Notes due February 8, 2010	USD 3,000,000,000	USD 670,000
3.25% Notes due February 15, 2011	USD 4,000,000,000	USD 4,622,000
2.625% Notes due May 16, 2011	USD 4,000,000,000	USD 360,000
3.125% Notes due July 15, 2011	USD 4,000,000,000	USD 2,094,000
4.625% Notes due March 21, 2012	USD 3,000,000,000	USD 576,000
5.375% Notes due October 15, 2012(1)	EUR 5,000,000,000	EUR 120,000
2.875% Notes due March 15, 2013	USD 3,000,000,000	USD 12,000
3.125% Notes due October 15, 2015(1)	EUR 5,000,000,000	EUR 240,000
4.875% Notes due February 16, 2016	USD 2,000,000,000	USD 9,900,000
4.625% Notes due April 15, 2020(1)	EUR 5,000,000,000	EUR 14,161,000

(1)	The USD equivalent amount may be calculated using the EUR/USD conversion rate of 1.3917 utilised for establishing the balance sheet of the registrant as at December 31, 2008